

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2010

R. Adam Norwitt
Chief Executive Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

      Re: Amphenol Corporation
             Form 10-K for the Year Ended December 31, 2009
             Filed February 23, 2010
             File No. 001-10879

Dear Mr. Norwitt:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief

cc: Edward C. Wetmore - Vice President, Secretary and General Counsel